Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

Fortuna Silver Mines Inc. (“Fortuna” or the “Company”)

Suite 650, 200 Burrard Street

Vancouver, British Columbia

Canada V6C 3L6

Item 2:	Date of Material Change

December 20, 2021

Item 3:	News Release

A news release announcing the material change referred to in this report was disseminated on December 20, 2021 through GlobeNewswire and subsequently filed under Fortuna’s profile on SEDAR.

Item 4:	Summary of Material Change

On December 20, 2021, Fortuna announced that the Secretaría de Medio Ambiente y Recursos Naturales (“SEMARNAT”) has granted a twelve (12) year extension of the environmental impact authorization (“EIA”) at the San Jose Mine, located in Oaxaca, Mexico.

Item 5:	Full Description of Material Change

Fortuna appealed the decision of the authority which denied the San Jose Mine EIA extension application (refer to Fortuna news release dated November 11, 2021). After continued dialogue and technical evaluation, SEMARNAT confirmed operations at the San Jose Mine are conducted in accordance with all environmental obligations under the EIA. Following confirmation of compliance, SEMARNAT reassessed Fortuna’s application and granted the extension on the existing EIA terms.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

Not applicable.

Item 8:	Executive Officer

For further information, please contact Jorge Ganoza Durant, President and Chief Executive Officer of Fortuna, at 604-484-4085.

Item 9:	Date of Report

December 20, 2021